FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July 2005

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                               Tuborg Havnevej 18
                                DK-2900 Hellerup
                                     Denmark
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [X]           Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes [_]         No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein as Exhibit 1 is a copy of Announcement No. 6 - 2005 issued by A/S STEAMSHIP COMPANY TORM to The Copenhagen Stock Exchange on May 12, 2005.

Exhibit 1

ANNOUNCEMENT NO. 6 - 2005
TORM - First quarter 2005 report


12 May 2005

Profit for first quarter 2005 of USD 54.9 mill. (DKK 311.8 mill.) before tax and profits from sale of vessels. Expectations for 2005 are maintained at USD 165-175 mill. before tax, dividends received and profits from sale of vessels.

o Profit for the first quarter 2005 was USD 74.3 mill. (DKK 422.0 mill.) before tax, including profit from vessel sales of USD 19.4 mill. The result is in line with expectations.

o As previously announced, during the first quarter 2005 TORM sold two vessels, TORM Hilde and TORM Margrethe, which have subsequently been chartered back for a period of five years. The gain on the sale of these two vessels was USD 19.4 mill. In the second quarter 2005 TORM Asia and TORM Olga have been sold at a gain of about USD 30 mill.

o Cash flow from operating activities was USD 83.4 mill. in the first quarter 2005.

o Return on Invested Capital was 41.8% p.a., and Return on Equity was 32.3% p.a. in the first quarter 2005. Earnings per share (EPS) for the first quarter 2005 were USD 2.0.

o Shareholders' equity was USD 907.6 mill. as of 31 March 2005, of which the unrealised value adjustment on the Norden shares was USD 48.1 mill. in the first quarter 2005.

o Freight rates for the Company's product tankers have been at a high level in the first quarter 2005, although there has been a weakening tendency during the quarter in line with expectations and normal seasonal patterns.

o In the bulk market, the rates have recently decreased substantially due to lower levels of imports in Asia. Due to the high levels of coverage of freight rates, this will only have limited influence on TORM's earnings for the remaining part of 2005.

o To date in 2005 TORM has received dividends of USD 13.5 mill. and sold vessels with a total gain of about USD 49 mill.

o Expectations for 2005 are maintained at USD 165-175 mill. before tax, dividends received and profits from sale of vessels.

A telephone conference and webcast (www.torm.com), reviewing the report for the first quarter 2005, will take place on 12 May 2005, at 17.00 Copenhagen time. To participate, please call 10 minutes before the call starts on tel.: +45 32 71 46 11 (from Europe) or +1 334 323 6203 (from USA).

A/S Dampskibsselskabet TORM
Contact persons:  Klaus Kjaerulff, CEO (tel.: +45 39 17 92 00)
                  Klaus Nyborg, CFO (tel.: +45 39 17 92 00)

KEY FIGURES FOR THE GROUP

USD mill.
                                                                      Q1               Q1                       Full year
                                                                    2005             2004         Change             2004
--------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT
Net revenue                                                        132.3            102.4            29%            433.3
Time Charter equivalent earnings                                   105.6             81.8            29%            350.3
Gross profit                                                        75.6             55.8            35%            240.9
Profit on sale of vessels and interests                             19.4              0.0                             0.0
Profit before depreciation                                          91.9             43.5           111%            215.5
Profit before financial items                                       81.6             35.2           132%            180.3
Financial items                                                     -7.3             -4.1            78%             30.6
Profit/(loss) before tax                                            74.3             31.1           139%            210.9
Net profit after tax for the period                                 68.5             31.1           120%            201.3
--------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET
Total assets                                                     1,499.0          1,022.7            47%          1,239.6
Shareholders' equity                                               907.6            577.4            57%            788.7
Liabilities                                                        591.4            445.3            33%            450.9

Invested capital                                                   870.9            569.6            53%            692.0
Net interest bearing debt                                          379.9            291.6            30%            271.8
--------------------------------------------------------------------------------------------------------------------------
CASH FLOW
From operating activities                                           83.4             42.3            97%            227.4
From investing activities                                         -193.6            -52.2           271%           -186.5
  thereof investment in tangible fixed assets                     -221.6            -52.2           325%           -186.7
From financing activities                                          137.4             30.4           352%             -2.8
                                                                   -----             ----                            ----
Net cash flow                                                       27.2             20.5            33%             38.1
--------------------------------------------------------------------------------------------------------------------------
KEY FIGURES
Gross margin                                                       57.1%            54.5%                           55.6%
Profit before depreciation/Net revenue                             69.5%            42.5%                           49.7%
Profit before financial items/Net revenue                          61.7%            34.4%                           41.6%
RoE (p.a.)                                                         32.3%            25.3%                           33.7%
RoIC (p.a.)                                                        41.8%            25.7%                           29.6%
Equity ratio                                                       60.5%            56.5%                           63.6%
--------------------------------------------------------------------------------------------------------------------------
Share price, end of period (DKK)*                                  303.9            178.2            71%            225.8
Millions of shares, end of period*                                  36.4             36.4             0%             36.4
Earnings per share (USD)*                                            2.0              0.9           119%              5.8
Exchange rate USD/DKK, end of period                                5.75             6.09            -6%             5.47
Exchange rate USD/DKK, average                                      5.68             5.96            -5%             5.99
--------------------------------------------------------------------------------------------------------------------------

* The comparative figures for 1st quarter 2004 are restated to reflect the issue of bonus shares in May 2004.

Q1 2005 - segment information (USD mill.)

                                          Tanker      Bulk       Not
                                         Division   Division   Allocated   Total
                                         --------   --------   ---------   -----

Net revenue                                 85.0       47.3      0.0      132.3
Port expenses and bunker                   -23.4       -3.3      0.0      -26.7
Time charter equivalent earnings            61.6       44.0      0.0      105.6
Charter hire                                -5.5      -11.0      0.0      -16.5
Operating expenses                         -10.4       -3.1      0.0      -13.5
Gross Profit                                45.7       29.9      0.0       75.6
Profit on sale of vessels and interest      19.4        0.0      0.0       19.4
Administrative expenses                     -5.4       -1.2      0.0       -6.6
Other Operating income                       3.5        0.0      0.0        3.5
Profit before depreciation                  63.2       28.7      0.0       91.9
Depreciation                                -7.5       -2.8      0.0      -10.3
Profit before financial items               55.7       25.9      0.0       81.6
Other financial items                       -4.6       -1.1     -1.6       -7.3
Profit before tax                           51.1       24.8     -1.6       74.3
Tax                                          0.0        0.0     -5.8       -5.8
Net profit for the period                   51.1       24.8     -7.4       68.5

TANKER DIVISION

The Tanker division achieved a profit in the first quarter 2005 of USD 51.1 mill. Of this amount, the gain on the sale of TORM Hilde and TORM Margrethe represented USD 19.4 mill.

The market for TORM's product tankers started the first quarter at a very high level which decreased during the quarter to lower, although still very profitable levels.

The continued solid growth in the world economy and limited growth in the refining capacity in the Western hemisphere underpin the demand for transportation of refined oil products, which was the basis for the high rate level.

It is in line with normal seasonal patterns that a slowdown of the tanker market takes place towards the end of the first and into the second quarter as the winter season ends, and the resulting transportation of heating oil to the Western world tails off.

Earnings data for the Tanker division

                                                                   2004            2005
                                                              -----------------------------
                                                                    q1               q1           % Change
-----------------------------------------------------------------------------------------------------------
LR2/Aframax vessels
Available earning days                                                455              450             -1%
TCE per earning day (USD/day) *)                                   32,012           38,567             20%
OPEX per earning day (USD/day)   **)                               -4,453           -5,526             24%
Operating C/F per earning day (USD/day) ***)                       21,697           27,570             27%
-----------------------------------------------------------------------------------------------------------

LR1/Panamax vessels
-----------------------------------------------------------------------------------------------------------
Available earning days                                                288              498             73%
TCE per earning day (USD/day) *)                                   28,270           29,788              5%
OPEX per earning day (USD/day)   **)                               -6,141           -4,991            -19%
Operating C/F per earning day (USD/day) ***)                       22,130           21,647             -2%
-----------------------------------------------------------------------------------------------------------

MR vessels
-----------------------------------------------------------------------------------------------------------
Available earning days                                              1,047            1,125              7%
TCE per earning day (USD/day) *)                                   21,491           26,484             23%
OPEX per earning day (USD/day)   **)                               -5,927           -6,223              5%
Operating C/F per earning day (USD/day) ***)                       15,565           20,261             30%
-----------------------------------------------------------------------------------------------------------

*) TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses
**) Operating expenses for own vessels.
***) TCE earnings less operating expenses and charter hire.

TORM's Tanker division achieved freight rates in the first quarter 2005 that compared to the first quarter 2004 were 20%, 5%, and 23% higher for the LR2, LR1 and MR segments, respectively. Freight rates in the first quarter continued into the first quarter at a very high level.

The number of earning days in the first quarter 2005 in the LR2-segment is almost unchanged from the first quarter 2004. The number of earning days in the LR1 segment increased by 73% due to the delivery of the newbuildings TORM Signe and TORM Ismini and TORM Sara (built 2003). Available earning days in the MR-segment increased by 7% compared to the same period the year before, which was due to the delivery of TORM Helvig during the first quarter 2005 and that TORM Alice which was delivered mid-first quarter 2004 was included in the full first quarter in 2005.

BULK DIVISION

The profit  after tax for the Bulk  division in the first  quarter  2005 was USD
24.8 mill.

Freight rates in the bulk market were at a high and relatively stable level during the first quarter 2005, although the rates have shown a distinctly negative tendency since the quarter's end.

The development in the bulk market continues to be highly dependent on the development in certain markets, especially China, India and Japan.

Earnings data for the Bulk division

                                                                2004            2005
                                                           --------------------------------
                                                                  q1              q1          % Change
-------------------------------------------------------------------------------------------------------
Panamax vessels
Available earning days                                               1,383           1,324         -4%
TCE per earning day (USD/day) *)                                    23,219          30,641         32%
OPEX per earning day (USD/day)   **)                                -5,501          -4,794        -13%
Operating C/F per earning day (USD/day) ***)                        14,327          20,495         43%
-------------------------------------------------------------------------------------------------------

Handysize vessels
-------------------------------------------------------------------------------------------------------
Available earning days                                                 303             199        -34%
TCE per earning day (USD/day) *)                                    15,963          18,952         19%
OPEX per earning day (USD/day)   **)                                -3,112          -2,916         -6%
Operating C/F per earning day (USD/day) ***)                        11,187          15,306         37%
-------------------------------------------------------------------------------------------------------

*) TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses
**) Operating expenses for own vessels.
***) TCE earnings less operating expenses and charter hire.

Compared to the same period the year before, TORM achieved freight rates in the Bulk division in the first quarter 2005 that were 32% and 19% higher for the Panamax and Handysize vessels, respectively. The higher rates for the Panamax vessels are a result of time charters renewed at higher rates.

The number of available earning days was 4% and 34% lower for TORM's Panamax and Handysize vessels, respectively. The decrease was due to the expiry of chartered-in tonnage.

UNALLOCATED ACTIVITIES

Unallocated activities consist principally of exchange rate adjustments on cash and bonds denominated in DKK of USD 1.6 mill. and tax of USD 5.8 mill.

FIRST QUARTER 2005 RESULTS

Profit after tax for first quarter 2005 was USD 68.5 mill. including gain on sale of TORM Margrethe and TORM Hilde of USD 19.4 mill. The result is considered to be highly satisfactory.

Time Charter  Equivalent  Earnings  increased  in the first  quarter 2005 to USD
105.6 mill. (USD 81.8 mill. in first quarter 2004). The increase is primarily the result of firming freight rates in the Bulk division, partly offset by fewer earning days in this division, combined with better rates and a higher number of earning days in the Tanker division.

Gross profit was USD 75.6 mill. (USD 55.8 mill.)

Profit before depreciation - including gain on sale of vessels of USD 19.4 mill. (USD 0 mill.) - was USD 91.9 mill. (USD 43.5 mill.).

Depreciation was USD 10.3 mill. in the first quarter 2005 (USD 8.3 mill.). The increase in depreciation is a result of the increase in the size of the fleet through the delivery of both newbuildings and second hand vessels during the period March 2004 - January 2005.

Financial items were a net expense of USD 7.3 mill. (USD 4.1 mill.). This includes net interest expenses of USD 3.1 mill., other financial items of plus USD 0.2 mill. and negative exchange rate adjustments on assets denominated in currencies other than USD of USD 4.4 mill. These assets mainly comprise cash and bonds denominated in DKK. The bond portfolio is in the process of being divested.

Profit before tax was USD 74.3 mill. (USD 31.1 mill.), and Profit after tax was USD 68.5 mill. (USD 31.1 mill.). Of this, the Tanker division contributed USD
51.1 mill. and the Bulk division contributed USD 24.8 mill. Other activities had Profit after tax of USD -7.4 mill.

Cash flow from operating activities was positive by USD 83.4 mill. in the first quarter 2005, and consisted mainly of cash earnings.

Cash flow from investing activities was negative by USD 193.6 mill. This amount consists of investments in tangible fixed assets - mainly additions of vessels, less the effect of sales of vessels.

Cash flow from financing activities was USD 137.4 mill. in the first quarter 2005. This amount comprises borrowings in connection with the delivery of newbuildings and second hand vessels of USD 159.1 mill., less repayments on mortgage and leasing debt of USD 21.7 mill.

The total cash effect from the first quarter 2005 was USD 27.2 mill. The Company's cash and equivalents were USD 92.7 mill. against USD 65.6 mill. at the end of 2004.

During the first quarter 2005 total assets increased from USD 1,239.6 mill. to USD 1,499.0 mill., mainly due to an increase in fixed assets during the period from USD 1,056.5 mill. to USD 1,256,2. mill. This was positively impacted by the effect of delivery of newbuildings and second hand vessels as described in the section about fleet development and the increased value of the investment in Norden, offset by depreciation during the period. The Norden investment is valued at DKK 3,245 per share, the Copenhagen Stock Exchange share price on 31 March 2005.

Net interest bearing debt increased in the first quarter 2005 from USD 291.6 mill. to USD 379.9 mill. Net interest bearing debt includes a payment of USD
105.3 mill. to the seller of certain of the vessels TORM acquired during the first quarter 2005. This loan is interest-free until September 2005. The increase in net interest bearing debt in the quarter is consequently due to net borrowing in connection with the purchase or delivery of vessels, offset by the positive cash effect from operations during the period.

In the first quarter 2005 shareholders' equity increased from USD 788.7 mill. to USD 907.6 mill. mainly as an effect of the result in the period and a positive value adjustment on TORM's shareholding in Norden. Shareholders' equity as a percentage of total assets decreased from 63.6% at 31 December 2004 to 60.5% at 31 March 2005.

As at 31 March 2005, TORM owned 1,568,472 own shares, corresponding to 4.3% of the Company's share capital, which is a reduction of 8,140 shares from 31 December 2004.

FLEET DEVELOPMENT AND ORDER BOOK

TORM continued the renewal and expansion of the owned fleet during the first quarter 2005.

The two LR1 product  tankers TORM  Margrethe  (built 1988) and TORM Hilde (built
1990) have been sold, and the Company has taken delivery of the two LR1 product tankers TORM Signe and TORM Sara and the MR product tanker TORM Helvig. As a result, the average age of the tanker fleet as at mid-May 2005 is 3.7 years.

                                                          Fleet overview

                                                    1 January - 31 March 2005
                --------------------------------------------------------------------------------------------------
                     Beginning
                       Balance         Additions                  Sales                    Ending Balance
                       -------         ---------                  -----                    --------------
TANKERS
LR2                   5.0                                                                      5.0
LR1                   4.5              TORM Signe & Sara          TORM Margrethe & Hilde*      4.5
MR                   12.0              TORM Helvig                                            13.0
                     -----                                                                    ----
 TOTAL               21.5                                                                     22.5

BULKERS
Panamax               6.0                                                                      6.0
Handysize             2.0                                                                      2.0
                      ---                                                                      ---
 TOTAL                8.0                                                                      8.0

TOTAL                29.5                                                                     30.5

   * Chartered back on five year charter.

In the second quarter 2005 TORM entered into an agreement to sell the MR product tankers TORM Olga (built 1992) and TORM Asia (built 1994) with delivery in the second and third quarter 2005, respectively. The gain on the sale is about USD 30 mill.

Following the delivery of three product tankers in 2005 so far, the total order book stands at 15.5 product tankers and one bulk vessel:


                                               TORM's order book of vessels

                         2005                          2006                           2007                    2008       TOTAL
                         ----                          ----                           ----                    ----       -----
                     q2      q3      q4       q1      q2      q3      q4       q1      q2      q3     q4         q1
                    ----   ----    ----     ----    ----     ----    ----     ----    ----   ----   ----       ----
LR2                                                    1       1                1       1                         1         5
LR1                   1       1                1                     0.5        1                                         4.5
MR                    6                                                                                                     6

Panamax               1                                                                                                     1

PRODUCT TANKER POOLS

As at 31 March 2005 the three product tanker pools consisted of 76 vessels, and a further two vessels have joined the pools in April 2005.

DAMPSKIBSSELSKABET 'NORDEN' A/S

TORM's investment in Norden once again developed positively in the first quarter of 2005. The value of the Norden shareholding was DKK 2,362 mill. (USD 411.0 mill.) at 31 March 2005 - an increase of DKK 378 mill. (USD 48.1 mill.) since 31 December 2004.

As of 2005 value adjustments are recognized directly under shareholders' equity.

Furthermore, Norden have since the end of the first quarter of 2005 paid a dividend which for TORM corresponds to an income of DKK 73 mill. (USD 13.5 mill.)

TORM continues to be satisfied with the investment in Norden given the Company's positive expectations for the bulk market as well as having regard to Norden's forward coverage profile and income potential in 2005.

EXPECTATIONS FOR 2005

Tanker division

During the first quarter the rates were generally as expected in the Tanker division's three segments, whereas the rate level in the beginning of the second quarter has been slightly better than expected. The rate expectations for the Tanker division are therefore relatively unchanged.

Bulk division

It appears after a very strong first quarter that Japan and China have scaled back the import volumes in the second quarter noticeably following the beginning of the new fiscal year in April, where the price of iron ore has increased considerably. A similar development occurred in 2004 when the build up of large inventories of raw materials in the first quarter subsequently saw a reduction in inventories in the second quarter.

As it was the case in 2004, this has led to a significant weakening of the bulk market in the second quarter.

TORM expects that - as it was the case in 2004 - the reduction in imports and therefore the lower freight rates will be of a temporary nature, and that freight rates consequently will increase again later in the year when inventories reach lower levels, although not necessarily at the same pace as in 2004.

As of 1 May 2005 about 78% of TORM's earning days in 2005 in the Panamax segment were covered at an average rate of USD 30,400 per day.

Financial expectations to 2005

Since TORM announced its estimate for earnings in 2005 on 8 March 2005, rate developments during the first quarter have been largely as expected.

The beginning of the second quarter has been slightly better than expected in the Tanker division, whereas the weaker Bulk market has only had a smaller impact for the Bulk division so far given the high degree of forward coverage and will only be of very limited influence in the second quarter 2005.

Also, TORM has sold two vessels since 8 March, which will result in fewer earning days during the year.

The net effect of the above mentioned developments is that expectations for 2005 are maintained at USD 165-175 mill. before tax, dividends received and profits from sale of vessels.

In addition to this, TORM has - as mentioned before - sold a total of four vessels with a combined gain of about USD 49 mill. and received dividends from Norden of USD 13.5 mill. - in total USD 62.5 mill.

The expectations are based on a USD/DKK exchange rate of 5.40, and are subject to uncertainty in both directions. The USD/DKK exchange rate was 5.75 at the end of first quarter 2005.


SAFE HARBOUR STATEMENT - FORWARD LOOKING STATEMENTS

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of crude oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

ACCOUNTING POLICIES

The accounting policies have been changed as of 1 January 2005 to comply with International Financial Reporting Standards (IFRS). The accounting policies applied in the preparation of the consolidated financial statements for the first quarter of 2005 have changed as described in the section "Effect of IFRS adoption" in the Annual Report 2004. Reconciliation of net profit and shareholders' equity for the first quarter of 2004 between previous GAAP and IFRS is presented below.

Effect of IFRS adoption

Q1 2004                                                         Income       Shareholders'
USD mill.                                                     statement         equity
---------------------------------------------------------------------------------------
According to previous GAAP                                        176.2          584.3
Effect of:
Change in liability and value of exercised share options           -9.5
Unrealized value adjustment, shares                              -135.6
Exchange rate adjustment due to change of
   measurement currency in the administrative entity                               0.1
Liability, non-exercised share options                                            -7.0
                                                         ------------------------------

According to current GAAP                                          31.1          577.4

---------------------------------------------------------------------------------------

TORM does not apply IAS 34 in the preparation of interim financial statements.

The report for the first quarter of 2005 is unaudited in line with normal practice

TELEPHONE CONFERENCE AND WEBCAST

TORM invites analysts and investors to a telephone conference reviewing the report for the first quarter 2005 on 12 May 2005, at 17.00 Copenhagen time. The conference call will be conducted in English and will be hosted by Klaus Kjaerulff, CEO and Klaus Nyborg, CFO. To participate, please call 10 minutes before the call starts on tel.: +45 32 71 46 11 (from Europe) or +1 334 323 6203 (from USA). The telephone conference will also be broadcast via the Internet (www.torm.com), from where presentation material can also be downloaded.

NEXT REPORTING

TORM's financial report for the second quarter 2005 will be released on 9 August 2005.

Income statement


USD mill.
                                              Q1 2005       Q1 2004        2004
                                              -------       -------        ----

Net revenue                                    132.3         102.4       433.3
Port expenses and bunkers                      -26.7         -20.6       -83.0
                                              ---------------------------------

Time Charter Equivalent Earnings               105.6          81.8       350.3

Charter hire                                   -16.5         -14.2       -59.6
Technical running costs                        -13.5         -11.8       -49.8
                                              ---------------------------------

Gross profit                                    75.6          55.8       240.9

Profit on sale of vessels and interests         19.4           0.0         0.0
Administrative expenses                         -6.6         -15.1       -38.6
Other operating income                           3.5           2.8        13.2
                                              ---------------------------------

Profit before depreciation                      91.9          43.5       215.5

Depreciation                                   -10.3          -8.3       -35.2
                                              ---------------------------------

Profit before financial items                   81.6          35.2       180.3

Financial items                                 -7.3          -4.1        30.6
                                              ---------------------------------

Profit before tax                               74.3          31.1       210.9

Tax                                             -5.8           0.0        -9.6
                                              ---------------------------------

Net profit for the period                       68.5          31.1       201.3
                                              ---------------------------------

Balance sheet

USD mill.
                                            31           31             31
                                        March 2005    March 2004   December 2004
                                        ----------    ----------   -------------

ASSETS
NON-CURRENT ASSETS
Tangible fixed assets
Leasehold improvements                       0.1         0.2            0.0
Land and buildings                           0.4         0.4            0.4
Vessels and capitalized dry-docking        680.5       544.2          647.6
Vessels under construction and
prepayments for vessels                    155.9        32.7           37.3
Other plant and operating equipment          2.7         2.4            2.7
                                       -----------------------------------------
                                           839.6       579.9          688.0
                                       -----------------------------------------

Other non-current assets
Other investments                          416.6       299.4          368.5
                                       -----------------------------------------
                                           416.6       299.4          368.5
                                       -----------------------------------------

TOTAL NON-CURRENT ASSETS                 1,256.2       879.3        1,056.5
                                       -----------------------------------------

CURRENT ASSETS
Inventories of bunkers                       6.5         4.8            5.8
Freight receivables, etc.                   32.1        23.2           36.0
Other receivables                           12.6        10.2           12.8
Prepayments                                  7.0         1.9            4.9
Securities                                  60.2        55.4           58.1
Cash and cash equivalents                   92.7        47.9           65.5
                                       -----------------------------------------
                                           211.1       143.4          183.1
Non-current assets held for sale            31.7         0.0            0.0
                                       -----------------------------------------
TOTAL CURRENT ASSETS                       242.8       143.4          183.1
                                       -----------------------------------------

TOTAL ASSETS                             1,499.0     1,022.7        1,239.6


Balance sheet

USD mill.
                                               31 March 2005     31 March 2004      31 December 2004
                                               -------------     -------------      ----------------
SHAREHOLDERS' EQUITY
Common shares                                      61.1              30.6                61.1
Own shares                                         -7.7              -7.8                -7.8
Retained profit                                   754.3             518.0               635.5
Proposed dividend                                  99.9              36.6                99.9
                                                ----------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                        907.6             577.4               788.7
                                                ----------------------------------------------

LIABILITIES
Long-term liabilities
Mortgage debt and bank loans                      370.7             344.3               333.3
                                                ----------------------------------------------
Short-term liabilities
Mortgage debt and bank loans                       56.8              50.5                62.1
Other financial liabilities                       105.3               0.0                 0.0
Trade accounts payable                             16.7              12.8                15.7
Current tax liability                              14.7               0.0                 9.1
Other liabilities                                  20.8              29.2                23.3
Accruals                                            6.4               8.5                 7.4
                                                ----------------------------------------------
TOTAL SHORT-TERM LIABILITIES                      220.7             101.0               117.6

TOTAL LIABILITIES                                 591.4             445.3               450.9
                                                ----------------------------------------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      1,499.0           1,022.7             1,239.6



Cash flow statement

USD mill.

                                                                      Q1 2005              Q1 2004
                                                                      -------              -------
CASH FLOW FROM OPERATING ACTIVITIES
Profit before financial items                                            81.6                 35.2
Interest income, exchange rate gains and dividends
received                                                                  1.3                  1.0
Interest expenses                                                        -4.8                 -3.7
                                                                     -------------------------------
                                                                         78.1                 32.5
Adjustments:
Reversal of depreciation and impairment loss                             10.3                  8.3
Reversal of other non-cash movements                                     -9.4                 -0.8
Change in inventories, accounts receivables and payables                  4.4                  2.3
                                                                     -------------------------------

Net cash inflow from operating activities                                83.4                 42.3
                                                                     -------------------------------

CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets                                    -221.6                -52.2
Investment in equity interests and securities                             0.0                  0.0
Sale of fixed assets                                                     47.4                  0.0
     including profit on sale of vessels                                -19.4                  0.0
     (included in operating activities)
                                                                     -------------------------------

Net cash inflow/(outflow) from investing activities                    -193.6                -52.2
                                                                     -------------------------------

CASH FLOW FROM FINANCING ACTIVITIES
Borrowing, mortgage debt and other financial liabilities                159.1                 71.4
Repayment/redemption, mortgage debt                                     -21.7                -30.4
Repayment/redemption, lease liabilities                                   0.0                -11.6
Dividends paid                                                            0.0                  0.0
Purchase/disposals of own shares                                          0.0                  1.0

                                                                     -------------------------------

Cash inflow/(outflow) from financing activities                         137.4                 30.4
                                                                     -------------------------------


Increase/(decrease) in cash and cash equivalents                         27.2                 20.5

Cash and cash equivalents at 1 January                                   65.5                 27.4
                                                                     -------------------------------

Cash and cash equivalents at 31 March                                    92.7                 47.9


Shareholders' equity

USD mill.                                                       Q1 2005
                                                              ----------

Balance at 1 January 2005, IFRS*                                  788.7

Fair value adjustment of derivative financial instruments           1.9
Fair value adjustment of Other investments                         48.1
Exercise share options                                              0.4
Net profit for the period                                          68.5
                                                              ----------

Balance at 31 March 2005                                          907.6

*) Shareholders' equity according to Annual Report 2004 translated into USD using the exchange rate at year-end 2004. Please refer to the Annual report 2004 for a reconciliation from previous to current accounting practice.

Reconciliation  to United States Generally  Accepted  Accounting  Principles (US
GAAP) as of 31 March 2005


 DKK mill.
                                                                  Shareholders'
                                                     Net Income      Equity
                                                     ----------      ------

 As reported under Danish GAAP                           68.5         907.6

 Dry-dock costs                                          -1.1          -9.4
 Reversal of write-down of vessels                        0.0          -1.4
 Unrealised gains/losses on marketable securities         2.0           0.0
 Derivative financial instruments                         1.2           0.0
 Share options                                            0.0           0.0
 Deferred gain on sale and lease back                   -18.7         -18.7
 Deferred tax                                             3.9         -69.2
                                                      ---------     ---------
 According to US GAAP                                    55.8         808.8


For a review of principles and methods used in the reconciliation, please refer to the 2004 Annual Report.

STATEMENT BY THE BOARD OF DIRECTORS AND MANAGEMENT ON THE INTERIM REPORT

The Board of directors and Management have considered and approved the interim report for the period 1 January - 31 March 2005.

The interim report, which is unaudited, has been prepared in accordance with the general Danish financial reporting requirements governing listed companies, including the measurement and recognition provisions in IFRS which are expected to be applicable for the annual report for 2005.

We consider the accounting policies applied to be appropriate. In our opinion the interim report gives a true and fair view of the Group's financial position at 31 March 2005 and of the results of operations and consolidated cash flows for the period 1 January - 31 March 2005.


Copenhagen, 12 May 2005


Management

Klaus Kjaerulff, CEO
Klaus Nyborg, CFO


Board of Directors

N. E. Nielsen, Chairman
Christian Frigast, Deputy chairman
Lennart Arrias (elected by the employees)
Ditlev Engel Rex Harrington Peder Mouridsen (elected by the employees) Gabriel Panayotides

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                           A/S STEAMSHIP COMPANY TORM
                           --------------------------
                                  (registrant)



Dated: July 18, 2005
                                                  By: /s/ Klaus Nyborg
                                                  --------------------------
                                                  Klaus Nyborg
                                                  Chief Financial Officer






03810.0001 #571077v2